As filed with the Securities and Exchange Commission on December 10, 2020

1933 Act File No. 333-217472

1940 Act File No. 811-10555

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

and

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 9

PIMCO CORPORATE & INCOME STRATEGY FUND

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(888) 877-4626

(Registrant’s Telephone Number, including Area Code)

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq.	Douglas P. Dick, Esq.
Ropes & Gray LLP	Adam T. Teufel, Esq.
Prudential Tower, 800 Boylston Street	Dechert LLP 1900 K Street, N.W.
Boston, Massachusetts 02199	Washington, D.C. 20006

Approximate Date of Commencement of Proposed Public Offering:

From time to time after the effective date of the Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  ☐.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒.

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box  ☒.

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box  ☐.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box  ☐.

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed registration statement.

☐ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-217472.

Check each box that appropriately characterizes the Registrant:

☒ Registered closed-end fund.

☐ Business development company.

☐ Interval fund.

☒ A.2 Qualified.

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ New Registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-217472 and 811-10555) of PIMCO Corporate & Income Strategy Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibit h.1 filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits

1.	Financial Statements:

Included in Part A:

Financial highlights for the fiscal years ended July 31, 2020, 2019, 2018, 2017 and 2016; the fiscal period ended July 31, 2015; and the fiscal years ended October 31, 2014, 2013, 2012, 2011 and 2010.

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed September 29, 2020 (File No. 811-10555):

Schedule of Investments as of July 31, 2020

Statement of Assets and Liabilities as of July 31, 2020

Statement of Operations for the year ended July 31, 2020

Statements of Changes in Net Assets for the years ended July 31, 2020 and 2019

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm dated September 22, 2020

2.	Exhibits:

a.1	Amended and Restated Agreement and Declaration of Trust dated November 12, 2001. [1]

a.2	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust dated September 22, 2011. [4]

a.3	Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust dated November 16, 2011. [4]

a.4	Amendment No. 3 to the Amended and Restated Agreement and Declaration of Trust dated December 1, 2011. [4]

a.5	Amendment No. 4 to the Amended and Restated Agreement and Declaration of Trust dated January 9, 2012. [4]

a.6	Notice of Change of Trustee and Principal Address dated September 5, 2014. [4]

a.7	Notice of Change of Trustees dated January 16, 2019. [4]

a.8	Notice of Change of Trustees dated January 8, 2020. [4]

a.9	Notice of Change of Trustees dated July 9, 2020. [4]

b.	Fourth Amended and Restated Bylaws of Registrant dated December 16, 2014. [4]

c.	None.

d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust. (See (a) above).

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Fourth Amended and Restated Bylaws of Registrant. (See (b) above).

d.3	Form of Share Certificate of the Common Shares. [1]

d.4	Specimen certificate representing the Registrant’s Auction Rate Preferred Shares of beneficial interest. [3]

e.	Terms and Conditions of Dividend Reinvestment Plan. [4]

f.	None.

g.1	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated September 5, 2014. [4]

h.1	Capital on Demandtm Sales Agreement between Registrant and JonesTrading Institutional Services LLC, filed herewith.

i	None.

j.1	Custodian Agreement between Registrant and State Street Bank & Trust Co.[2]

k.1	Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC. [4]

k.2	Support Services Agreement between Registrant and PIMCO Investments LLC dated April 4, 2012, as amended May 23, 2012, January 4, 2013 and September 5, 2014. [4]

k.3	Auction Agency Agreement between the Registrant and the Bankers Trust Company as to the Registrant’s ARPS dated February 20, 2002. [4]

l.	Opinion and consent of Ropes & Gray LLP, filed December 1, 2020.

m.	None.

n.	Consent of independent registered public accounting firm, filed December 1, 2020.

o.	None.

p.	Subscription Agreement of PIMCO Advisors L.P. dated December 11, 2001. [2]

q.	None.

r.1	Code of Ethics of Registrant. [4]

r.2	Code of Ethics of Pacific Investment Management Company LLC. [4]

r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers. [4]

s.1	Powers of Attorney for Deborah A. DeCotis, James A. Jacobson, Hans W. Kertess, John C. Maney, William B. Ogden, IV, Alan Rappaport, David N. Fisher and Sarah E. Cogan. [4]

s.2	Power of Attorney for Eric D. Johnson. [4]

s.3	Power of Attorney for Bradley A. Todd. [4]

s.4	Power of Attorney for Joseph B. Kittredge, Jr.. [4]

t.	Certified copy of resolutions of the Registrant’s Board of Trustees authorizing officer signatures, filed December 1, 2020.

z.1	Form of Prospectus Supplement for “at the market” offering. [4]

1 Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-71918 and 811-10555 (filed November 21, 2001).

2 Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-71918 and 811-10555 (filed December 17, 2001).

3 Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-762290 and 811-10555 (filed February 12, 2002).

4 Incorporated by reference to Pre-Effective  Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-217472  and 811-10555 (filed September 28, 2020).

Item 26:	Marketing Arrangements

Reference is made to the form of sales agreement for the Registrant’s common shares filed herewith as exhibit h.1 and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus, filed herewith as Part A of Registrant’s Registration Statement.

Item 27:	Other Expenses of Issuance and Distribution

Securities and Exchange Commission Fees	$21,820
Legal Fees	$50,000
New York Stock Exchange Fees	$71,750
Audit Expenses	$45,000

Total	$188,570

Item 28:	Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29:	Number of Holders of Securities

At October 30, 2020:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	91
Preferred Shares	20

Item 30:	Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser

Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).

Item 32:	Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of PIMCO, 1633 Broadway, New York, NY 10019 or the Registrant’s custodian, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

Item 33:	Management Services

Not applicable.

Item 34:	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the

Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is subject to Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of PIMCO Corporate & Income Strategy Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and the Commonwealth of Massachusetts on the tenth day of December, 2020.

PIMCO CORPORATE & INCOME STRATEGY FUND

By:	Eric D. Johnson*
Name:	Eric D. Johnson
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

Eric D. Johnson*	President (Principal Executive Officer)	December 10, 2020
Eric D. Johnson

Bradley A. Todd*	Treasurer (Principal Financial & Accounting Officer)	December 10, 2020
Bradley A. Todd

Sarah E. Cogan*	Trustee	December 10, 2020
Sarah E. Cogan

Deborah A. DeCotis*	Trustee	December 10, 2020
Deborah A. DeCotis

James A. Jacobson*	Trustee	December 10, 2020
James A. Jacobson

Hans W. Kertess*	Trustee	December 10, 2020
Hans W. Kertess

Joseph B. Kittredge, Jr.*	Trustee	December 10, 2020
Joseph B. Kittredge, Jr.

John C. Maney*	Trustee	December 10, 2020
John C. Maney

William B. Ogden, IV*	Trustee	December 10, 2020
William B. Ogden, IV

Alan Rappaport*	Trustee	December 10, 2020
Alan Rappaport

David Fisher*	Trustee	December 10, 2020
David Fisher

*By: /s/ David C. Sullivan
David C. Sullivan as attorney-in-fact

*Pursuant to power of attorney.

INDEX OF EXHIBITS

Exhibit	Exhibit Name

h.1	Capital on Demandtm Sales Agreement between Registrant and JonesTrading Institutional Services LLC.